Exhibit 99.6

NICE Actimize Positioned as a Leading Luminary in Financial Crime Technology in
Celent’s 2024 Watchlist Screening Report

NICE Actimize was also given the 2024 XCelent award for “Breadth of Functionality,”
noting strengths including entity resolution and network analysis screening

Hoboken, N.J., April 18, 2024– NICE Actimize, a NICE (NASDAQ: NICE) business, has been recognized with multiple honors by Celent, a division of Oliver Wyman, Inc., in its recently released report, “Financial Crime Compliance Technology: Watchlist Screening Edition—2024 XCelent Awards, Powered by VendorMatch.” Named a Luminary in the report’s Technology Capabilities matrix, NICE Actimize was also the recipient of the report’s XCelent award for “Breadth of Functionality.”  To download a complimentary excerpt of this report, please click here.

The Celent report noted, “NICE Actimize’s watchlist screening system is a multipurpose solution for supporting payments screening as well as customer screening for KYC, due diligence, or customer review. The customer base is dominated by banks, as well as sell side and buy side firms, insurers, e-commerce, and gaming. Actimize is also seeing growth in cloud-based deployments of the solution.”

NICE Actimize’s strengths and differentiators for its Watchlist Screening solution include “entity resolution and network analysis screening,” its ability to work “with NICE Actimize’s case management system,” and its “support for ISO 20022 messages,” the Celent report outlined. The report also noted that “the solution uses predictive analytics to support automated alert management.”

"The digital financial services revolution is bringing new watchlist screening use cases to the fore. As a result, financial institutions are increasingly applying new or updated technologies to enhance screening capabilities,” said Neil Katkov, PhD, Risk Director and author of the Celent report. "Our research showed that clients rated NICE Actimize strongly overall. For functionality, customer respondents appreciated the screening of adverse media and other unstructured data sources.”

“Financial institutions of all sizes continue to feel the pressure of the expansive sanctions programs implemented globally across jurisdictions. NICE Actimize’s screening solution, WL-X, accurately identifies screening risk, utilizing global data sources while supporting regulatory compliance,” said Craig Costigan, CEO, NICE Actimize. "Through continuous innovation and by delivering advances in AI and machine learning, our solutions help our customers better detect, mitigate and report financial crime.”

Celent defines its Luminary designation as excelling in solution capabilities and generally having a leading market presence. The XCelent Breadth of Functionality award is given to the top performer based on Celent’s detailed RFI, a demo of the solution, and customer feedback. Celent profiled 22 incumbent and new entrant providers of transaction and customer screening solutions with 14 of these vendors evaluated in the report’s final ABC Vendor View and eligible for XCelent Awards.

To learn more about NICE Actimize’s WatchList screening solutions please access further details here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.